

03011952

Af 3/4/03   C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED FEB 2 5 2003 PROCESSING SECTION 207

REPORT FOR THE PERIOD BEGINNING ___1-1-2002___ AND ENDING ___12-31-2002___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOLOWEY & COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___9350 South Dixie Highway, Ste 1480___
                        (No. and Street)

___Miami___	___FL___	___33156___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Barry Solowey___   ___(305) 670-2228___
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arthur N. Framke___
                        (Name – *if individual, state last, first, middle name*)

___P.O. BOX 85___	___Miami___	___FL___	___33156___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003 *R*
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vb
3. 7-03

OATH OR AFFIRMATION

I, ~~BARRY SOLOWEY~~ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SOLOWEY & COMPANY _____ , as of ____ 12-31 ____ , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Ada Valdes
MY COMMISSION # CC918650 EXPIRES
June 14, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

_____
Signature

Partner
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOLOWEY & COMPANY

ANNUAL REPORT

DECEMBER 31, 2002

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 12, 2003

Mr. Barry Solowey
Managing Partner
SOLOWEY & COMPANY
9350 South Dixie Highway
Miami, FL 33156

I have examined the Balance Sheet of Solowey and Company as of December 31, 2002 and the related statements of income changes in ownership equity and computations of net capital for the period ended December 31, 2002. The foregoing statements are presented in a form consistent with the information filed by the company contained in Form X-17A5 Focus Report filed with the Securities and Exchange Commission for the year ended December 31, 2002.

My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control, the procedures for safeguarding securities (see Independent Auditors Report on Internal Accounting Control required by SEC Rule 17A5) and such tests thereof, for the period then ended, and such other auditing procedures as I considered necessary in such circumstances.

In my opinion, the Financial Statements as prepared in a form consistent with Form X-17A5, present fairly the financial position of Solowey and Company as of December 31, 2002 in conformity with generally accepted accounting principles applied on a consistent basis.

Respectfully submitted,

Arthur N. Framke
ANF/jm

BARRY & SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
BALANCE SHEET
DECEMBER 31, 2002

ASSETS:
Current

Cash in bank	$ 18,163
Due from brokers-cash credit	1,076,457
Commissions receivable	160,964
Deposits-clearing	30,000
Investment-U.S. Treasury Bill (at mkt.)	48,048
Total current assets	$1,333,632
Furniture and equipment	$ 46,346
Less allowance for depreciation	39,750
Net book value	$ 6,596
Rental deposit and prepaid expenses	21,702
Total assets	$1,361,930

LIABILITIES;
Current:

Accrued expenses and other current liabilities	$ 28,522
Total liabilities	$ 28,522
Partners capital	$1,333,408
Total liabilities and capital	$1,361,930

Subject to Notes to Financial Statement

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF INCOME AND PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME

Total income	$ 765,018

EXPENSES

Salaries	$ 35,100
Office rent	38,059
Floor brokerage and clearing fees	110,594
Utilities	19,673
Data services and quote expense	20,116
Insurance	19,151
Dues and subscriptions	20,625
Depreciation	28,937
Payroll taxes	4,165
General overhead	108,489
Total expenses	$404,909
Net Profit	$ 360,109

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN
LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
DECEMBER 31, 2002

The company has no subordinated liabilities

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Net ownership equity as of December 31, 2002	$1,333,408
Deduct-Nonallowable assets and other charges:	
Fixed assets-net of depreciation	(6,596)
Lease security and prepaid expenses	(21,712)
Haircut on Securities	(11,000)
Net capital	$1,294,100
Computation of aggregate indebtedness	
Accounts payable	$ 28,522
Total aggregate indebtedness	$ 28,522

Ratios of aggregate indebtedness to net capital .0022

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2002

SOURCE OF FUNDS:

Net income from operations	$ 360,109
Depreciation of fixed assets	28,397
Total source of funds	$ 388,506

USES OF FUNDS:

Increase fixed assets and other	$ 45,273
Distribution to partners	291,248
Total uses of funds	$ 336,521
Net increase in current assets	$ 51,985
Current assets beginning of year	1,253,115
Net current assets end of year	$ 1,305,100

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
JANUARY 1, 2002 TO DECEMBER 31, 2002

Balance January 1, 2002	$ 1,264,637
Net capital withdrawn	(291,338)
Net profit for the year	360,109
Net capital December 31, 2002	$ 1,333,408

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flow from operating activities:

Net profit	$ 360,109

Adjustment to reconcile net profit
to net cash used in operating activities:

Increase in fixed assets	$ (3,335)
Depreciation and amortization	28,397
Increase in receivable	(60,317)
Increase in payable	23,403
Increase other assets	(89,870)
Net cash flows from operating activities	$ 258,387

Cash flow from investing activities:

Partners drawing-net	$(291,338)
Net cash provided by financing activities	$(291,338)
Net decrease in cash	$ (32,951)

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. The enclosed Financial Statements have been prepared in a form consistent with the information filed by the Company contained in Form X-17A-5 Focus Report for the year ended December 31, 2002.

2. In the course of my examination I found that the capital as reported by the firm on their Focus IIA for the year ended December 31, 2002 was overstated by $1,470 from my audited capital of $1,333,408 as computed in the attached financial statements. This was caused by miscellaneous year end adjustments.

The computation of net capital has been overstated by $29,256 compared to my audited schedule included in these Financial Statements. This was caused by year end adjustments.

3. The firm does not carry any customer accounts so it's status under SEC Rule 15C 3-3 is that it is exempt under Section K2A.

4. On the course of my examination I found no material inadequacies existed in the firms financial records as presented.

5. The firm has no subordinated loans as of December 31, 2002 nor has it ever had any, therefore, a statement of changes in liabilities subordinated to general creditors is not necessary.

6. Solowey and Company clears all its customer transactions on a fully disclosed basis through Fiserv Securities who carry all of the firms customer accounts. Firm trades are self cleared through National Securities Clearing Corp.

7. All securities, money funds and cash balances of Solowey and Company own trading accounts are carried by various other member firms and banks, for the account of Solowey and Company.

8. The Company operates under registration granted by the Securities and Exchange Commission, file number 8-36005

9. The commissions receivable at 12/31/02 were collected in January, and February 2003.

10. The clearing fees payable at 12/31/02 were paid in full in January, 2003.

11. No provisions for federal income tax has been made in these statements as the Company is a partnership.

12. Fixed assets consist of office furniture and equipment and are carried at cost. They are depreciated at a five and seven year life under Macr's Regulation.

13. Company is liable for its premise rental under a 3 year lease expiring December 31, 2004. Company also leases space on a month to month basis from one of the partners.

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 12, 2003

INDEPENDENT AUDITOR'S REPORT OF INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To Partners
of Solowey and Company

I have examined the financial statements of Solowey & Company for the period ended December 31, 2002 and have issued our report thereon dated February 12, 2003. As part of our examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extend we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in t he preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Solowey & Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management's and the Securities and Exchange commission and should not be used for any other purpose.